SciVac Therapeutics Inc.

(the “Corporation”)

Annual General and Special Meeting of Shareholders

(the “Meeting”)

September 29, 2015

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure
Obligations)

Common Shares represented at the Meeting:	587,002,200
Total issued and outstanding Common Shares as at Record Date:	756,599,439
Percentage of issued and outstanding Common Shares represented:	77.58%

1.	Election of Directors

By resolution passed by the show of hands, the size of the Corporation’s board of directors was set at seven. Votes were received as follows: 568,430,823 for and 131,574 against.

By resolution passed by ballot, the following seven nominees proposed by management were elected as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Curtis Lockshin	547,738,410	93.36	153,070	0.03
Steven Rubin	546,498,410	99.75	1,393,070	0.25
Dmitry Genkin	547,734,410	99.97	157,070	0.03
Kate Inman	546,498,410	99.75	1,393,070	0.25
Adam Logal	546,494,410	99.75	1,397,070	0.25
David Rector	546,498,410	99.75	1,393,070	0.25
Craig Edelstein	546,907,390	99.82	984,090	0.18

2.	Appointment of Auditor

By resolution passed by show of hands, Smythe Ratcliffe LLP, Chartered Accountants, was appointed auditor of the Corporation for the ensuring year and the directors authorized to fix their remuneration. Votes were received as follows: 586,767,985 for and 234,215 were withheld.

3.	Amendment to Articles – Shareholder Meeting Locations

By resolution passed by show of hands, the shareholders of the Corporation authorize and approve, by an ordinary resolution of shareholders of the Corporation, the Corporation to hold shareholder meetings anywhere in Canada or the United States, as more particularly described in the information circular of the Corporation dated August 28, 2015 (the “Circular”). Votes were received as follows: 547,739,810 for and 151,670 against.

4.	Amendment to Articles – Proxy Provisions

By resolution passed by show of hands, the shareholders of the Corporation authorize and approve, by an ordinary resolution of shareholders of the Corporation, amending the proxy provisions in the Company’s articles, as more particularly described in the Circular. Votes were received as follows: 547,757,610 for and 133,870 against.

Dated: September 30, 2015